UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2014.	Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 22, 2013.

FORM 6-K

The Toronto-Dominion Bank (“TD” or the “Bank”) produces quarterly and annual reports, which are submitted to the U.S. Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively, and which are incorporated by reference into registration statements of the Bank relating to offerings of securities. This report on Form 6-K is being filed principally to reflect certain retrospective revisions for changes in reportable segments that have been made to the consolidated financial statements and management’s discussion and analysis of the Bank that were previously filed with the SEC by the Bank on December 5, 2013 as Items 3 and 4 to its Annual Report on Form 40-F for the year ended October 31, 2013 (the 2013 Form 40-F). The Bank began reporting comparative results using the revised segment presentation effective with the filing of its first quarter 2014 report to shareholders on Form 6-K for the period ended January 31, 2014.

In order to preserve the nature and character of the disclosures set forth in the 2013 Form 40-F, the items included in this Form 6-K have been updated principally for matters described under the heading ‘Management’s Discussion and Analysis’ in Exhibit 99.1. The audited consolidated financial statements and management’s discussion and analysis included in this Form 6-K should not be read to modify or update other disclosures as presented in the 2013 Form 40-F to reflect events or occurrences after the date of the filing of the 2013 Form 40-F. Therefore, this Form 6-K and its exhibits should be read in conjunction with the 2013 Form 40-F, and filings made by the Bank with the SEC subsequent to the filing of the 2013 Form 40-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: May 22, 2014	By:	/s/ Philip C. Moore
	Name:	Philip C. Moore
	Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Management’s Discussion and Analysis

99.2	2013 Annual Financial Statements

99.3	Consent of Ernst & Young LLP